UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

DAKOTA GROWERS PASTA COMPANY, INC.

(Name of Subject Company (Issuer))

BLUEBIRD ACQUISITION CORPORATION

a wholly owned subsidiary of

AGRICORE UNITED HOLDINGS INC.

a wholly owned subsidiary of

VITERRA INC.

(Names of Filing Persons (Offerors))

Common Stock, Par Value $0.01 Per Share

Series D Non-Cumulative Delivery Preferred Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

23422P106

23422P205

(Cusip Number of Class of Securities)

Kevin Barbero

Viterra Inc.

2625 Victoria Avenue

Regina, Saskatchewan, Canada S4T 7T9

(306) 569-4411

(Name, Address and Telephone Number of Persons Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

Copies to:

Brian J. Fahrney

Pran Jha

Sidley Austin LLP

One South Dearborn

Chicago, Illinois

(312) 853-7000

☒                                  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$15,667.00
Form or Registration No.:	Schedule TO-T
Filing Party:	(i) Bluebird Acquisition Corporation, (ii) Agricore United Holdings Inc. and (iii) Viterra Inc.
Date Filed:	March 23, 2010

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTION

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and supplemented, the “Schedule TO”) originally filed with the Securities and Exchange Commission (the “SEC”) on March 23, 2010, by (i) Bluebird Acquisition Corporation, a North Dakota corporation (the “Purchaser”) and a wholly owned subsidiary of Agricore United Holdings Inc., a Delaware corporation (“Agricore”) and a wholly owned subsidiary of Viterra Inc., a corporation incorporated under the laws of Canada (“Viterra”), (ii) Agricore and (iii) Viterra. This Schedule TO relates to the offer by the Purchaser to purchase (A) all of the outstanding shares of common stock, par value $0.01 per share (together with the associated preferred share purchase rights under the Second Amended and Restated Rights Agreement, dated as of April 26, 2002, between the Company and Wells Fargo Bank Minnesota, National Association, as Rights Agent, the “Common Shares”) of Dakota Growers Pasta Company, Inc., a North Dakota corporation (the “Company”), at a purchase price of $18.28 per Common Share and (B) all of the outstanding shares of Series D Non-Cumulative Delivery Preferred Stock, par value $0.01 per share (the “Series D Shares”) of the Company, at a purchase price of $0.10 per Series D Share, in each case net to the seller in cash, without interest and less any required withholding taxes and upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 23, 2010 (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letters of Transmittal, copies of which have been previously filed.

The information set forth in the Schedule TO, including all exhibits and amendments thereto, is hereby incorporated by reference in answer to Items 1 through 13 of this Amendment, except as set forth below. Capitalized terms used in this Amendment and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Items 4 and 11.

Items 4 and 11 of the Schedule TO are hereby amended and supplemented to include the following:

The first paragraph of the section entitled “Acceptance for Payment and Payment for Company Shares” in the Offer to Purchase (on page 12) is amended and restated in its entirety as follows:

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Purchaser will accept for payment, purchase and pay for promptly, all Company Shares validly tendered prior to the Expiration Time of the Offer and not validly withdrawn prior to such Expiration Time. If the Purchaser provides a Subsequent Offering Period, the Purchaser will accept for payment and pay for promptly, all validly tendered Company Shares as they are received during the Subsequent Offering Period. See Section 1—“Terms of the Offer”.

The third paragraph of the section entitled “Withdrawal Rights” in the Offer to Purchase (on page 17) is amended and restated in its entirety as follows:

If the Purchaser extends the Offer, is delayed in its acceptance for payment of Company Shares or is unable to accept Company Shares for payment pursuant to the Offer for any reason, then, without prejudice to the Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Company Shares and such Company Shares may be withdrawn prior to the Expiration Date (including any extension of such time), except that tendering stockholders shall not be entitled to withdrawal rights during any Subsequent Offering Period.  Notwithstanding the above, if Company Shares are tendered pursuant to the Offer and are not accepted for payment prior to May 22, 2010, such Company Shares may be withdrawn at any time after May 22, 2010.  Once Company Shares are accepted for payment, they cannot be withdrawn.

The fourth paragraph of the section entitled “Certain U.S. Federal Income Tax Consequences” in the Offer to Purchase (on page 18) is amended and restated in its entirety as follows:

The descriptions of U.S. federal income tax consequences set forth in this document are for general information only. Each holder of Company Shares is encouraged to seek advice based on its particular circumstances from an independent tax advisor.

The fourth paragraph of the section entitled “Certain Information Concerning the Company” in the Offer to Purchase (on page 20) is amended and restated in its entirety as follows:

Although Viterra, Agricore and the Purchaser have no knowledge that any such information is untrue, Viterra, Agricore and the Purchaser take no responsibility for any failure by the Company to disclose any events which may have occurred or may affect the significance or accuracy of any such information.

The second paragraph of the section entitled “Conditions of the Offer” in the Offer to Purchase (on page 46) is amended and restated in its entirety as follows:

Subject to the terms of the Merger Agreement and the applicable rules and regulations of the SEC, the foregoing conditions, except for the Minimum Condition, are for the sole benefit of Agricore and the Purchaser and may be waived by Agricore and the Purchaser, in whole or in part, at any time prior to the Expiration Date in their sole discretion. The Minimum Condition may be waived by Agricore or the Purchaser with the prior written consent of the Company.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 1, 2010	BLUEBIRD ACQUISITION CORPORATION

	By:	/s/ RAY DEAN
Name: Ray Dean
Title: President

	By:	/s/ KEVIN BARBERO
Name: Kevin Barbero
Title: Vice President

Date: April 1, 2010	AGRICORE UNITED HOLDINGS INC.

	By:	/s/ RAY DEAN
Name: Ray Dean
Title: President

	By:	/s/ KEVIN BARBERO
Name: Kevin Barbero
Title: Vice President

Date: April 1, 2010	VITERRA INC.

	By:	/s/ RAY DEAN
Name: Ray Dean
Title: Senior Vice President and General Counsel/Corporate Secretary

	By:	/s/ COLLEEN VANCHA
Name: Colleen Vancha
Title: Senior Vice President Investor Relations & Corporate Affairs